February 13, 2020

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson Street, Suite 105-10014
Loma Linda, CA 92354

       Re: ADiTx Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 7, 2020
           File No. 333-235933

Dear Mr. Albanna:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1/A, filed on February 7, 2020

Use of Proceeds, page 27

1. We note that you entered into bridge loans with principal amounts of $50,000 and $80,000 in January 2020, which are due on the earlier of April 19, 2020 and April 29, 2020, respectively, or ten days after the close of the company's initial public offering. If you will be using the proceeds of this offering to discharge this indebtedness, please revise your disclosure in this section pursuant to Instruction 4 of Item 504 of Regulation S-K.
Recent Developments, page 42

2. We note your entry into a patent and licensing agreement on February 3, 2020. Please revise to disclose the identity of the counter party to the agreement, the royalty term and the agreement's termination provisions.
 Amro Albanna
ADiTx Therapeutics, Inc.
February 13, 2020
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,
FirstName LastNameAmro Albanna
                                                          Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                          Office of Life
Sciences
February 13, 2020 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName